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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

1. Investment Company Act File Number:				Date examination completed:

811-08189				October 31, 2010
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

J.P. Morgan Fleming Mutual Fund Group, Inc.
4. Address of principal executive office (number, street, city, state, zip code):

270 Park Ave., New York, NY, 10017

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

Report of Independent Registered Public Accounting Firm

To the Trustees of J.P. Morgan Fleming Mutual Fund Group, Inc.:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that J.P. Morgan Fleming Mutual Fund Group, Inc. (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2010. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2010, and with respect to agreement of security purchases and sales, for the period from June 30, 2010 (the date of our last examination), through October 31, 2010:

•	Confirmation of all securities of the Trust held by J.P. Morgan Chase Bank, N.A. (the “Custodian”) at the Depository Trust Company in book entry form;

•

Reconciliation of all securities shown on the books and records of the Company to the statements from the Custodian, and testing of the reconciliation of such securities shown on the Custodian statements to the confirmations described above;

•

Testing of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Company by confirmation with the brokers or the application of alternative audit procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that J.P. Morgan Fleming Mutual Fund Group, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2010 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of J.P. Morgan Fleming Mutual Fund Group, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/: PricewaterhouseCoopers LLP

New York, New York

April 15, 2011

2 of 2

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of J.P. Morgan Fleming Mutual Fund Group, Inc. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2010, and from June 30, 2010 (the date of our last examination), through October 31, 2010.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2010, and from June 30, 2010 (the date of our last examination), through October 31, 2010, with respect to securities reflected in the investment account of the Company.

J.P. Morgan Fleming Mutual Fund Group, Inc.

By:	/s/ Frank Tango
Name of Company Official

Assistant Treasurer
Title

April 15, 2011
Date